Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CME Group Inc.

Commission File No.: 1-31553

Subject Company: GFI Group Inc.

Commission File No.: 1-34897

CME Group

2Q 2014

Earnings Conference Call

July 31, 2014

© 2014 CME Group. All rights reserved.

Forward Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that might affect our performance are increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities; our ability to keep pace with rapid technological developments, including our ability to complete the development, implementation and maintenance of the enhanced functionality required by our customers while maintaining reliability and ensuring that such technology is not vulnerable to security risks; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services, including our ability to provide effective services to the swaps market; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to maintain existing customers, develop strategic relationships and attract new customers; our ability to expand and offer our products outside the United States; changes in domestic and non-U.S. regulations, including the impact of any changes in domestic and foreign laws or government policy with respect to our industry, such as any changes to regulations and policies that require increased financial and operational resources from us or our customers; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; decreases in revenue from our market data as a result of decreased demand; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risks of clearing members; the ability of our compliance and risk management methods to effectively monitor and manage our risks, including our ability to prevent errors and misconduct and protect our infrastructure against security breaches and misappropriation of our intellectual property assets; changes in price levels and volatility in the derivatives markets and in underlying equity, foreign exchange, interest rate and commodities markets; economic, political and market conditions, including the volatility of the capital and credit markets and the impact of economic conditions on the trading activity of our current and potential customers; our ability to accommodate increases in contract volume and order transaction traffic and to implement enhancements without failure or degradation of the performance of our trading and clearing systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our strategy for acquisitions, investments and alliances; our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax or user fee on futures and options on futures transactions and/or repeal of the 60/40 tax treatment of such transactions; the unfavorable resolution of material legal proceedings; and the seasonality of the futures business. For a detailed discussion of these and other factors that might affect our performance, see our filings with the Securities and Exchange Commission, including our most recent periodic reports filed on Form 10-K and Form 10-Q.

NOTE: Unless otherwise noted, all references to CME Group volume, open interest and rate per contract information in the text of this document is based on pro forma results assuming the merger with CBOT Holdings and the acquisition of NYMEX Holdings were completed as of the beginning of the period presented. All data exclude CME Group’s non-traditional TRAKRSSM products, for which CME Group received significantly lower clearing fees of less than one cent per contract on average. Unless otherwise noted, all year, quarter and month to date volume is through 6/30/2014.

© 2014 CME Group. All rights reserved.

Forward Looking Statements—continued

This communication may contain forward-looking information regarding CME Group Inc. (“CME”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME, GFI Group Inc. (“GFI”), Jersey Partners Inc. (“JPI”) and their respective subsidiaries and affiliates (collectively the “Parties”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of the Parties’ management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; CME may not be able to achieve the expected synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the synergies and benefits than expected; the integration of the Parties’ operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Copies of CME’s 10-K are available online at http://www.sec.gov or on request from the company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

The proposed acquisition of GFI by CME will be submitted to the stockholders of GFI for their consideration. In connection therewith, CME will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of GFI that also constitutes a prospectus of CME. CME and GFI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUCH PROSPECTUS/PROXY STATEMENT AND ANY OTHER SUCH DOCUMENTS, WHEN AVAILABLE, WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Parties without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the prospectus/proxy statement can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: CME Shareholder Relations, 20 South Wacker Drive, Chicago, Illinois 60606, (312) 930-1000.

CME and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated April 3, 2014, for its 2014 annual meeting of stockholders. Additional information regarding the interests of potential participants will be included in the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

© 2014 CME Group. All rights reserved.

Long-Term Growth in a Variety of Environments

(round turns, in millions)

16 Pro Forma 2014TD 12.9M, down 1%

Average Daily Volume(1) vs. 2013TD

Period of zero interest rate policy

CAGR 1972 – 2014TD

14%

14 12 10 8 6 4 2 0

2014TD is through July 29, 2014 1. Volumes are all pro forma as if CME owned NYMEX and CBOT over the illustrated period.

© 2014 CME Group. All rights reserved.

1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Most Attractive, Valuable and Diverse Franchise

in the Exchange Sector Balanced portfolio of diverse, benchmark products

World-class clearing, risk management expertise

Energy Interest Rates 16% 27%

Agricultural Commodities(1) Equities 13% 15% Metals Market Data 5%

& Info Svcs Foreign Other 12% Exchange 6% 5%

Industry-leading trading platform, flexible architecture

Q2 2014

Revenue Mix

1. Agricultural commodities includes all agricultural commodities (grains, dairy, livestock, forest, NYMEX softs, indexes), weather and real estate

© 2014 CME Group. All rights reserved.

Low Level Volatility Across Many Product Areas

S&P 500 Volatility

40.00%

35.00%

30.00%

25.00%

20.00%

15.00%

10.00%

5.00%

0.00%

7/1/09

10/1/09

1/1//10

4/1/10

7/1/10

10/1/10

1/1/11

4/1/11

7/1/11

10/1/11

1/1/12

4/1/12

7/1/12

10/1/12

1/1/13

4/1/13

7/1/13

10/1/13

1/1/14

4/1/14

30-Day Historic Volatility VIX Index

Agricultural Commodities

90.00%

80.00%

70.00%

60.00%

50.00%

40.00%

30.00%

20.00%

10.00%

0.00%

1/1/10

4/1/10

7/1/10

10/1/10

1/1/11

4/1/11

7/1/11

10/1/11

1/1/12

4/1/12

7/1/12

10/1/12

1/1/13

4/1/13

7/1/13

10/1/13

1/1/14

4/1/14

Corn Soybeans

Energy

90.00%

80.00%

70.00%

60.00%

50.00%

40.00%

30.00%

20.00%

10.00%

0.00%

1/1/10

4/1/10

7/1/10

10/1/10

1/1/11

4/1/11

7/1/11

10/1/11

1/1/12

4/1/12

7/1/12

10/1/12

1/1/13

4/1/13

7/1/13

10/1/13

1/1/14

4/1/14

WTI Crude Oil Natural Gas Heating Oil

Metals

90.00%

80.00%

70.00%

60.00%

50.00%

40.00%

30.00%

20.00%

10.00%

0.00%

1/1/10

6/1/10

11/1/10

4/1/11

9/1/11

2/1/12

7/1/12

12/1/12

5/1/13

10/1/13

3/1/14

Gold Silver

Source: Bloomberg / 30-Day Historical Volatility through June 2014 6

© 2014 CME Group. All rights reserved.

Despite Difficult Market Environment and Comps, CME Group Interest Rates Outperform Broader Market

CME Group

Average Daily Volume / Open Interest

Strong Q213—market participants reacted to the Federal Reserve chairman’s comments about potential tapering of quantitative easing

ADV OI

(blue bars—in millions) (green line—in millions)

Against this backdrop:

Interest Rate volatility at 7-year low

FICC desks down 20 percent compared to prior year

Poor cash treasury activity

Muted corporate issuance

YTD European rates derivatives markets down 15 to 20 percent

CME Group Interest Rate 2014 ADV to date up 8% CME Group Interest Rate current open interest up 30% from end of 2013

YTD 2014 vs. YTD 2013*

Eurodollar Futures 19%

Eurodollar Options 52%

Treasury Futures -1%

Treasury Options flat

All Interest Rate Products 8%

15 100

12

90

9

80

6

70

3

0 60

2014TD and Q314TD is through July 29, 2014

© 2014 CME Group. All rights reserved.

Q111 Q211 Q311 Q411 Q112 Q212 Q312 Q412 Q113 Q213 Q313 Q413 Q114 Q214 Q314

Interest Rate Highlights

Fed tapering expected to end October 2014 and Fed Funds futures currently suggest June 2015 for first rate hike

Reached highest Interest Rate futures and options open interest since 2008 at over 48 million contracts (prior to 2Q14 quarterly roll)

All time record high large open interest holders (LOIH) of 1,707 across the complex (as of July 22, 2014)

CME Group’s treasury futures activity as a percent of cash treasury volumes reached 75 percent on a 3-month moving average basis in June

Noticeable recent pickup in Fed Funds futures ADV – July to date ADV up 40 percent compared to 2Q14 and traded over 103K contracts on July 10 (first time over 100K in near 2 years)

CME Group Interest Rate Futures

Aggregate Number of Large Open Interest Holders*

Source: CFTC Aggregate UST Cash Market Penetration

1,800 80.0%

1,707

1,600 70.0%

1,400 60.0%

1,200

50.0%

1,000

40.0%

800

Change over Selected Periods 30.0%

Last 4 Weeks Last 13 Weeks Last 52 Weeks

600 +7.1% +6.3% +28.2%

20.0%

400

10.0%

200

0.0%

0 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 YTD

© 2014 CME Group. All rights reserved.

Continued Growth as Customers Shift Focus from Compliance to Optimization

CME Group CME Group Cleared OTC IRS Open Interest

Interest Rate Swaps

Average Daily Notional Cleared

$ in Billions OI—$ in Billions

$20,000

$150 $142B

$17T

$125 $16,000

$100

$12,000

$75

$8,000

$50

$4,000

$25

$0 $-

OI

*Q3TD and Jul14TD is through July 29, 2014 9

© 2014 CME Group. All rights reserved.

Q4’10 Q1’11 Q2’11 Q3’11 Q4’11 Q1’12 Q2’12 Q3’12 Q4’12 Q1’13 Q2’13 Q3’13 Q4’13 Q1’14 Q2’14 Q3’1

Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13

Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14

CME Group OTC Clearing Average Daily Trade Count

OTC IRS Clearing Average Daily Trade Count

1,800

1,600

1,388

1,400

1,200

1,000

800

600

400

200

-

10

© 2014 CME Group. All rights reserved.

Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13

Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14

Incremental Interest Rate Revenues Build on the Core

Revenue (in millions)

OTC clearing business is strengthening the overall interest rates franchise

Q214 Core Interest Rates revenue was even with Q213

If you factor in the incremental revenue from OTC interest rate swaps clearing, that total interest rate revenue would be up 3%

$225

$200

$175

$150

$125

$100

$75

$50

$25

$-

2014 CME Group. All rights reserved.

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14

Investing in Growth Outside of the U.S. – Headcount

North America

2013 ADV up 11% vs. 2012 2014TD ADV down 5% vs. 2013TD

Asia-Pacific

2013 ADV up 22% vs. 2012 2014TD ADV down 5% vs. 2013TD

North America 2009 2013

2,184 2,403

EMEA 2009 2013

89 274

Latin America 2009 2013

1 4

APAC 2009 2013

20 62

Latin America

2013 ADV up 29% vs. 2012 2014TD ADV down 2% vs. 2013TD

Europe (EMEA – Europe, Middle East, Africa) 2013 ADV up 11% vs. 2012 2014TD ADV up 7% vs. 2013TD

Note: Regional ADV growth represents electronic volume only

© 2014 CME Group. All rights reserved.

Globally Relevant Products

Focused strategy execution, but in early stages of the game

45%

2Q 2014 Electronic Volume

40% 39% Volume Traded Outside of North America (as % of Total)

35% 33% Greater Latin America

APAC

30% EMEA

25% 24%

20%

20% 17% 17%

15%

10%

5%

0%

Metals FX Interest rates Equities Agricultural Energy

Percentage of electronic volume outside of United States reached highest level in 2Q14 at 24 percent – aided by relatively stable electronic volume in Europe (strength in Equity/Interest Rates)

© 2014 CME Group. All rights reserved.

Committed to Returning Cash to Shareholders

$ (millions)

Unique annual variable structure

Creates opportunity to sweep excess cash to shareholders annually

CME Group to keep $700M minimum cash

Have returned over $3 billion to shareholders in the form of dividends since the implementation of the new dividend policy

$1,200

Regular Quarterly Dividend

$1,000 Annual Variable Dividend

(paid either end of year it reflects or first

quarter of following year)

$800

$600

$400

$200

$0

2009 2010 2011 2012 2013 2014

Note – Annual, variable dividend reflecting excess cash from 2011 was paid in 1Q 2012, and annual, variable dividend reflecting excess cash from 2012 (which is illustrated in 2013 on this chart), was paid early in 4Q 2012.

© 2014 CME Group. All rights reserved.

CME Group 2Q 2014 Adjusted Financial Results1

Revenue of $732M

Operating Expense of $327M

Operating Income of $404M

Net Income Attributable to CME Group of $258M

Diluted EPS of $0.77

CME Group Average Rate Per Contract (RPC)

Product Line 2Q 2013 3Q 2013 4Q 2013 1Q 2014 2Q 2014

Interest Rates $ 0.455 $ 0.484 $ 0.504 $ 0.481 $ 0.473

Equities 0.714 0.695 0.702 0.712 0.714

Foreign Exchange 0.826 0.819 0.835 0.804 0.861

Energy 1.260 1.300 1.279 1.364 1.298

Ag Commodities 1.378 1.323 1.327 1.369 1.430

Metals 1.613 1.626 1.682 1.707 1.715

Average RPC $ 0.748 $ 0.762 $ 0.780 $ 0.767 $ 0.749

1) A reconciliation of the non-GAAP financial results mentioned to the respective GAAP figures can be found within the Reconciliation of GAAP to Non-GAAP Measures chart at the end of the financial statements. Second-quarter 2014 results included a $5.5 million foreign exchange translation gain during the quarter principally related to cash held in British pounds within foreign entities whose functional currency is the U.S. dollar.

Notes / Guidance

Operating Expense

Second-quarter was $327 million, excluding the items listed in the Reconciliation of GAAP to Non-GAAP Measures, as well as deferred compensation expense. Adjusted results history, excluding these and other items previously identified for the last 6 quarters, is available on an additional tab of the income statement data file on our website.

Update: Full-year 2014 adjusted operating expenses expected to come in between $1.30 billion and $1.31 billion, which assumes a certain level of license and fee sharing expense as well as bonus expense, both of which generally vary with volume.

Non-Operating Expense

As mentioned in the June volume release, CME Group recorded two BVMF dividends in second-quarter 2014, which were paid on May 30, 214 and June 27, 2014. The total amount received for these dividends, along with a dividend from our investment in the Mexican Exchange, was approximately $9.7M.

Interest expense is down to $28 million from $34 million last quarter, reflecting the pay down of $750 million of debt in February of this year.

Tax Rate

Q214 effective tax rate was 37.5%—in line with guidance for the year.

Balance Sheet

At June 30, 2014, approximately $1.1B in cash and marketable securities

Q2 tends to have a similar cash balance to Q1 due to the fact that the U.S. tax law does not require any tax deposits in Q1, but requires two deposits in 2Q and one deposit each in Q3 and Q4

Paid $157M in dividends in Q2

© 2014 CME Group. All rights reserved.

Acquisition of Trayport and FENICS from GFI Group

Announced yesterday (July 30, 214) / expected to close by early 2015, pending approvals of regulators, and shareholders of GFI as well as completion of customary closing conditions.

Important part of furthering CME Group’s global growth strategy, which includes further developing our presence in Europe with a particular emphasis on globalizing our energy business which has historically been more US centric.

- Trayport’s trading software is the central way in which brokers, traders, exchanges and clearing houses interact in Europe in the Energy market and creates a platform for further growth in Asia.

Approximately 85 percent of European natural gas, power and coal trading activity in bilateral, exchange-traded and OTC-cleared markets takes place on Trayport. Its business model is 90+ percent subscription based with a diversified customer base.

- FENICS provides leading price discovery, analytics, risk management and OTC workflow connectivity services for global FX options.

FENICS has an extensive Sell Side client base, particularly in Europe and Asia that will further complement CME Group’s Buy Side-focused FX product distribution and round out CME Group’s participation in the broader FX ecosystem. As users of this ecosystem prepare for the pending OTC FX options clearing mandates in various regulatory jurisdictions, the connectivity of CME Group and FENICS will provide a conduit for OTC clients to access CME Group’s OTC clearing and exchange traded options.

In a two step transaction, CME will first acquire all of the outstanding shares of GFI Group for $4.55 per share in an all-stock transaction valued at approximately $580 million and will assume $240 million in outstanding debt, resulting in an overall enterprise value of approximately $820 million.

Concurrently with step one, CME will sell GFI’s inter-dealer broker business to a private consortium led by current management for $165 million in cash. CME expects to retire the debt in 2015. In aggregate, the total consideration is approximately $655 million for the Trayport and FENICS businesses before certain tax benefits the will be achieved based on structure of the transactions.

Net impact on cash in 2015 as a result of the transaction will be negligible, and the transaction will not impact the payout of our 2014 annual, variable dividend. The deal is slightly accretive on a cash basis, and could add approximately $.03 to $.04 to our annual, variable dividend beyond 2015. In addition, the deal is expected to be neutral to earnings.

© 2014 CME Group. All rights reserved.

CME Investment Thesis

Growth Coupled with Capital Return

Expect improved macro backdrop – positively impacting interest rate and other product areas

In the early stages of globalization

Over-the-counter (OTC) and exchange-traded markets converging

Strong financial characteristics

Highly defensible business model

Significant operating leverage

Significant focus on return of capital, and a highly cash generative business

© 2014 CME Group. All rights reserved.

CME Group

2Q 2014

Earnings Conference Call

July 31, 2014

© 2014 CME Group. All rights reserved.